SCHEDULE 14A
(RULE 14a-101)

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☑ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

TRW Inc.
(Name of Registrant as Specified In Its Charter)

Not Applicable
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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The Definitive Additional Materials filed herewith relate to TRW's Special Meeting of Shareholders scheduled for December 11, 2002. The joint proxy statement/prospectus for the Special Meeting of Shareholders is contained in joint proxy statement/prospectus filed by Northrop Grumman Corporation pursuant to Rule 424(b)(3) on November 5, 2002.

News Release

TRW Automotive
12025 Tech Center Drive
Livonia, Mich. 48150 USA

For Immediate Release

Contact:

Manley Ford/TRW USA
+1.734.266.2616

John Wilkerson/TRW USA
+1.734.266.3864

[Issued November 19, 2002]

Ilke Kaufmann/TRW Europe
+49.211.584.557

TRW Automotive CEO Hails Step Toward Company's Independence

"Today marks the first step of a new and exciting future," said TRW Automotive CEO John Plant following today's announcement of the planned sale of the Livonia-based global leader of active and passive automotive safety systems to the private equity firm, The Blackstone Group.

The acquisition is valued at approximately $4.7 billion. Financing of the transaction will consist of approximately $3.2 billion of debt, $600 million of seller notes and $900 million of equity contribution primarily by The Blackstone Group.

The sale of TRW Automotive, which was announced today by Northrop Grumman, is contingent on the successful conclusion of the merger of Northrop Grumman and TRW Inc. That transaction is scheduled to be voted on by shareholders of Northrop Grumman and TRW on December 11, 2002. The sale of TRW Automotive to Blackstone is expected to close during the first quarter of 2003.

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As an independent firm, TRW Automotive will become the seventh largest company headquartered in the Detroit Metropolitan area. TRW Automotive's total sales in 2001 were more than $10 billion, placing it eighth largest among the world's automotive suppliers. The company employs more than 67,000 people at 190 major locations in 24 countries. If publicly held, it would rank 186th on the Fortune 500 in annual sales.

Plant expressed enthusiasm about Blackstone's investment in TRW Automotive. "Blackstone is among the most respected private equity investment firms in the industry and are exceptional partners to participate in TRW Automotive's future," said Plant. "They have wholehearted support for our strategic direction and business plan. We are indeed excited to have their backing which helps further secure TRW Automotive's future growth," said Plant.

In a letter to employees today, Plant said the investment by Blackstone will have many benefits for TRW Automotive's employees, customers, suppliers, and the communities where it is located. He noted the following:

• It will assure independence for TRW Automotive, a stand-alone company focused on the automotive business with a strong global presence and tremendous customer breadth;

• It will allow TRW Automotive to increase its focus on its market position as the global leader in automotive active and passive safety systems;

• It will provide for continuity of management and product support teams upon whom customers rely for outstanding quality at the best possible cost;

• With the backing of The Blackstone Group and a sound capital structure, it will provide for strength going forward enabling increased funding for growth, R&D and capital expenditures.

TRW Automotive the leader in active and passive safety systems for the global automotive industry, and its customers comprise all the major vehicle manufacturers throughout the world. Products include integrated vehicle control and driver assist systems, braking systems, steering systems, suspension systems, occupant safety systems, electronics, engine valves, fastening systems and aftermarket replacement parts. TRW Inc. (NYSE: TRW) provides advanced technology products and services to the automotive, aerospace and information technology markets. The company's 2001 sales were $16.4 billion (USD). TRW news is available on the Internet at www.trw.com.

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